UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PRIMO WATER CORPORATION

(Names of Subject Company)

FORE ACQUISITION CORPORATION

(Purchaser)

COTT CORPORATION

(Parent of Purchaser)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

74165N105

(CUSIP Number of Class of Securities)

Marni Morgan Poe

Chief Legal Officer

Cott Corporation

4221 West Boy Scout Blvd., Suite 400

Tampa, Florida, United States 33607

(813) 313-1732

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew H. Meyers Drinker Biddle & Reath LLP One Logan Square, Suite 2000 Philadelphia, PA 19103 Telephone: (215) 988-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$604,814,054.29	$78,504.86

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $14.53, the average of the high and low sales prices per share of Primo common stock on January 22, 2020, as reported by the Nasdaq Stock Market LLC, and (ii) 41,625,193 (the number of shares of Primo common stock estimated to be outstanding at the time the offer and the merger are consummated).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001298 multiplied by the estimated transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,289.87	Filing Party: Cott Corporation
Form or Registration No.: Form S-4 (333-236122)	Date Filed: January 28, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Cott Corporation (“Cott”) and its indirect wholly owned subsidiary, Fore Acquisition Corporation, a Delaware corporation (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to exchange for each outstanding share of common stock, $0.001 par value per share, of Primo Water Corporation, a Delaware corporation (“Primo”), (a) $5.04 in cash and 0.6549 common shares of Cott, (b) $14.00 in cash, or (c) 1.0229 common shares of Cott (together, the “transaction consideration”), subject in each case to the election procedures and, in each case of election to receive the all-cash or all-stock consideration, to the proration procedures described in the Prospectus/Offer, as defined below (collectively, subject to the terms and conditions set forth in the Prospectus/Offer and the related forms of Letter of Election and Transmittal, each as hereinafter described, and together with any amendments or supplements thereto, the “Offer”).

Cott filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on January 28, 2020, relating to the offer and sale of common shares of Cott to be issued to holders of shares of Primo common stock validly tendered in the Offer and not properly withdrawn (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (the “Prospectus/Offer”), and the related form of Letter of Election and Transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Election and Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Cott or the Purchaser, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer entitled “Summary” and “Questions and Answers About The Offer” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company of the Offer is Primo Water Corporation (“Primo”), a Delaware corporation. The address and telephone number of Primo’s principal executive office is 101 North Cherry Street, Suite 501, Winston-Salem, North Carolina, United States 27101; phone: (336) 331-4000.

(b) As of January 24, 2020, there were 39,788,916 shares of Primo common stock, $0.001 par value per share, issued and outstanding.

(c) The information set forth in the section of the Prospectus/Offer entitled “Market Information and Dividend Matters” is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

The information set forth in the sections of the Prospectus/Offer entitled “The Companies - Cott” and “The Companies - The Purchaser” and Annex D of the Prospectus/Offer entitled “Directors and Executive Officers of Cott and the Purchaser” is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

The information set forth in the Prospectus/Offer is incorporated into this Schedule TO by reference, including the sections of the Prospectus/Offer entitled “Summary” “The Transactions” (including “The Transactions—Accounting Treatment,” “The Transactions—Cott’s Reasons for the Transactions,” and “The Transactions—Primo’s Reasons for the Transactions”), “Exchange Offer Procedures,” “Merger Agreement,” “Tender and

Support Agreements,” “Material U.S. Federal Income Tax Consequences,” “Material Canadian Federal Income Tax Consequences” and “Comparison of Stockholders’ Rights,” as well as Annex A, Annex B and Annex C of the Prospectus/Offer, and the information set forth in the Letter of Election and Transmittal is incorporated into this Schedule TO by reference, including the section of the Letter of Election and Transmittal entitled “Instructions.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Prospectus/Offer entitled “The Companies,” “The Transactions—Background of the Transactions,” “The Transactions—Cott’s Reasons for the Transactions,” “The Transactions—Primo’s Reasons for the Transactions; Recommendation of Primo’s Board of Directors,” “The Transactions—Interests of Certain Persons in the Transaction,” “The Transactions—Certain Relationships with Primo,” “Merger Agreement” and “Tender and Support Agreements” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Prospectus/Offer entitled “Questions and Answers About the Offer—Why is Cott proposing the offer and the mergers?,” “The Transactions—Background of the Transactions,” “The Transactions—Cott’s Reasons for the Transactions,” “The Transactions—Plans for Primo,” “The Transactions—Delisting and Termination of Registration,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Prospectus/Offer entitled “The Transactions—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in the sections of the Prospectus/Offer entitled “The Transactions—Certain Relationships with Primo” and “Tender and Support Agreements” is incorporated into this Schedule TO by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Prospectus/Offer entitled “The Transactions—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

The information set forth in the sections of the Prospectus/Offer entitled “Selected Historical Consolidated Financial Data of Cott,” “Selected Historical Consolidated Financial Data of Primo,” “Selected Unaudited Pro Forma Condensed Combined Financial Data,” “Comparative Historical and Unaudited Pro Forma Per Share Data” and “Where to Obtain Additional Information” is incorporated into this Schedule TO by reference.

Item 11. Additional Information.

The information set forth in the Prospectus/Offer and the Letter of Election and Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Letter of Election and Transmittal (incorporated by reference to Exhibit 99.4 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(1)(B)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(1)(C)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(4)	Prospectus/Offer (incorporated by reference to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(a)(5)(A)	Joint Press Release issued by Cott and Primo dated January 13, 2020 announcing execution of Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Cott on January 13, 2020)

(a)(5)(B)	List of frequently asked questions provided to certain employees of Cott (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(C)	Email to employees of Cott (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(D)	Email to employees of DS Services of America, Inc. (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(E)	Email to certain suppliers of DS Services of America, Inc. (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(F)	Slide presentation entitled “Cott to Acquire Primo – Creating a leading pure play water company” (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(G)	Scripted portion of transcript of conference call held January 13, 2020 (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 13, 2020)

(a)(5)(H)	Q&A portion of transcript of conference call held January 13, 2020 (incorporated by reference to Cott’s filing pursuant to Rule 425 on January 14, 2020)

(a)(5)(I)	Summary Advertisement

(d)(1)	Agreement and Plan of Merger, dated as of January 13, 2020, by and among Cott Corporation, Cott Holdings Inc., Fore Merger LLC, Fore Acquisition Corporation and Primo Water Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Cott on January 13, 2020)

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 28, 2020, by and among Cott Corporation, Cott Holdings Inc., Fore Merger LLC, Fore Acquisition Corporation and Primo Water Corporation (incorporated by reference to Exhibit 2.2 to Cott’s Registration Statement on Form S-4 filed on January 28, 2020)

(d)(3)	Form of Tender and Support Agreement, dated as of January 13, 2020, by and among Cott Corporation, Fore Acquisition Corporation and certain stockholders of Primo Water Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Cott on January 13, 2020)

(d)(4)	Form of Side Letter, dated as of January 13, 2020, by and among Cott Corporation, Fore Acquisition Corporation and certain stockholders of Primo Water Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Cott on January 13, 2020)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2020

FORE ACQUISITION CORPORATION

By:	/s/ Thomas Harrington
Name: Thomas Harrington
Title: President and Chief Executive Officer

COTT CORPORATION

By:	/s/ Thomas Harrington
Name: Thomas Harrington
Title: Chief Executive Officer